

July 22, 2013

Joseph Macnow
Executive Vice President – Finance and
Administration and Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

> **Re: Vornado Realty Trust**
> **Vornado Realty L.P.**
> **Forms 10-K for the Year Ended December 31, 2012**
> **File Nos. 001-11954 and 001-34482**

Dear Mr. Macnow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

4. Vornado Capital Partners Real Estate Fund, page 143

1. We have reviewed your response to comment 2 and it is not clear how the investments of the Fund are not for strategic operating purposes given that the properties are similar to those you invest in, and that you are the investment manager. Please tell us more about your overall purpose in creating this entity, and your reasons for structuring it in this manner. In addition please provide the following:

   - An analysis of each management agreement with third parties for the properties in the Fund;
   - An analysis of the management agreement with the general partner for certain management services;

- Copies of the management agreements;
- Amounts earned by the REIT under the management agreement for each year and a description of all services provided;
- The limited partnership agreement
- The Fund subscription agreement and any related offering document;
- An analysis of the rights and obligations of the general partner and limited partners, including whether or not the limited partners can remove the general partner; and
- The by-laws of the Fund.

Additionally, please clarify what is included in the line item Operating income (loss) in the table on page 144. Refer to ASC-946-225-45. Finally, please tell us what impact you believe the new guidance within ASC 946, effective for periods ending after December 15, 2013, will have on the Fund's investment company accounting, and your retention of the Fund's accounting in your consolidated financial statements. Refer to ASC 946-810-45-5b.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief